Exhibit 99.1

Central GoldTrust

Tuesday February 14, 2012

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the year ended December 2011.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	As at December 31,
	2011	2010
Net assets:
Gold at market	$1,109,474,574	861,425,828
Cash and short-term deposits	21,825,558	16,388,542
Prepaid expenses and other	206,977	91,399
	1,131,507,109	877,905,769
Accrued liabilities	(1,021,977)	(819,113)
Net assets representing Unitholders’ equity	$1,130,485,132	877,086,656

Represented by:
Capital
Units issued 19,299,000 (2010: 16,648,000)	$744,870,733	572,667,949
Retained earnings
inclusive of unrealized appreciation of holdings	385,614,399	304,418,707
	$1,130,485,132	877,086,656

Net asset value per Unit	$58.58	52.68

Exchange rate: U.S. $1.00 = Cdn.	$1.0170	0.9946

Net asset value per Unit expressed in Canadian dollars	$59.57	52.40

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $253.4 million, or 28.9%, during the year to a total of $1,130.5 million. The Trust completed a public offering of Units on November 4, 2011. The net proceeds from this offering totalled approximately $172.2 million and 2,651,000 Units were issued, bringing the total number of Units issued to 19,299,000 at year end. The Unit offering was priced at a premium to the net asset value per Unit at the time of pricing, assuring no dilution of the equity interests of existing Unitholders. The balance of the increase in net assets was primarily attributable to an 11.6% increase in the price of gold during the year which increased the unrealized appreciation of holdings by $84.6 million.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME

(expressed in U.S. dollars, unaudited)

	Years ended December 31,
	2011	2010	2009
Income:
Interest	$43,223	26,952	27,186
Change in unrealized appreciation of holdings	84,634,464	159,005,688	86,728,622
Total income	84,677,687	159,032,640	86,755,808
Expenses:
Administration fees	1,953,797	1,344,572	766,598
Safekeeping fees and bank charges	1,053,294	634,960	267,845
Auditors’ fees	115,375	87,331	74,271
Trustees’ fees and expenses	108,178	66,268	48,166
Legal fees	68,340	98,258	54,370
Stock exchange fees	59,324	49,226	23,829
Regulatory filing fees	48,417	39,488	24,270
Unitholder information	45,599	48,865	23,105
Registrar and transfer agent fees	28,734	15,836	13,655
Miscellaneous	278	773	604
Foreign currency exchange loss	659	1,969	3,395
Total expenses	3,481,995	2,387,546	1,300,108
Net income inclusive of the change in unrealized appreciation of holdings	$81,195,692	156,645,094	85,455,700
Net income per Unit	$4.76	11.24	9.60

Net income, inclusive of the change in unrealized appreciation of holdings, of $81.2 million for the 2011 fiscal year was $75.4 million lower than the 2010 net income of $156.6 million. Virtually all of this decrease was a result of the lower rate of change in unrealized appreciation of holdings during the year as compared to the prior year. Interest income was higher due to the increase in interest bearing cash deposits resulting from amounts retained in cash from the November 4, 2011 public offering.

The increase in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased net assets under administration during the year.

As a result of administrative discipline and increases in net assets, expenses as a percentage of the average of the month-end net assets, was lower at 0.35% for fiscal 2011 compared to 0.36% in fiscal 2010.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 31, 2011, the Units of Central GoldTrust were 98.1% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).